Filed Pursuant To Rule 433
Registration No. 333-158105
March 29, 2010
Countdown to the Closing Bell
Fox Business Network
March 26, 2010
MS. LIZ CLAMAN: Alright, we’re going to take a quick break. When we come back, Closing Bell’s going to ring, and we got 23 minutes to go. Gold is actually rallying today, it’s up a little bit, but at more than $1,100 an ounce, could that rally be coming to an end? Managing Director of the World Gold Council is next. Countdown to the Closing Bell, so shiny, so pretty, don’t you want to wear it?
But a lot of you have been investing in gold, and maybe you have made a lot of money over the past year or so. Gold has been rallying recently, after European leaders promised to provide a safety net for grace [phonetic]. My next guest says, there’s going to be an ongoing uncertainty in the global markets, and that gold will continue to be a haven for many investors. Jason Toussaint is the Managing Director at the World Gold Council, and he joins me now.
Jason, so, obviously, World Gold Council, you like gold as an investment, but you don’t think that gold has topped out a little bit, as an investment recently. Why not?
MR. JASON TOUSSAINT: Right. I think the, the message for gold as a viable asset class, it’s actually just beginning. And if we rewind the clock back to 2004, when we sponsored the creation of this SPDR Gold Shares, the first gold ETF available in the U.S., what we’ve done is caused a paradigm shift in the way people view gold. Prior to that, they would buy it in physical form, which is very expensive, difficult to transact, etc. And we have moved that sort of over the counter transaction onto the portfolio side of things.
MS. CLAMAN: So what type of investor is coming to you and looking to make a type of ETF investment in gold? Is it the average retail investor? Is it the wealthier client that’s looking to kind of, not hide money, but, you know, safety some of their cash for a while?
MR. TOUSSAINT: It’s a great question. We’re seeing it across the board. First and foremost, what investors of all kinds are seeing is because of recent market events, starting in 2007 with subprime, and we’re now seeing the effects of that in Europe. They’re saying, “How can I focus on not only maximizing my wealth, but preserving it.” And that’s what gold is, it is the ultimate portfolio diversifier and storer of wealth for long periods of time.
MS. CLAMAN: You know, some, there has been a little bit of more discussion, we’re not kind of moving from healthcare to financial regulation now in the country. And there has been more talk about regulating the metals market. What kind of effect do you think that that would have if the discussions go any further in Washington?
MR. TOUSSAINT: Right, good question. I think with specific regard to the gold market, it’s important to note that most gold trading takes place, number one, outside of the United States, and in physical form, in the over-the-counter market in what we call “loco-London.” So, barely a portion of that actually takes place in the U.S. We of course will keep an eye out to see what the CFTC proposes, if anything, for position limits.
MS. CLAMAN: Well, you make an interesting point, Jason, because if you look at the movements with India and China, they’re pulling away their gold investments. They’ve been kind of making those small moves recently, got a lot of headlines, but they may not be done. I mean that would, if I was holding a gold position right now, that would, I’d be watching that, it would make me a little bit nervous. How do you respond to that?
MR. TOUSSAINT: Well, there is, it’s a very, another good point. Gold investment is very much diversified, it is a global thing. Now, the largest gold markets are in India and China, they are growing. If we certainly look at China, there is great headwind, look at the expansion of the middle class there. They are buying more and more gold, so we do see continued demand coming from those two markets.
MS. CLAMAN: You’re, you’ve advised that some clients should be looking to put five to 20 percent of a portfolio in gold. 20 percent. That is high, Jason, I mean—
MR. TOUSSAINT: Well, it’s—it’s actually not us.
MS. CLAMAN: Okay. [laughs]
MR. TOUSSAINT: What we do is we talk to financial advisors—

MS. CLAMAN: Alright.
MR. TOUSSAINT: —and what they’re telling us is that their average clients who walk through the door, they do advise a five percent allocation to gold. Some clients who are maybe more conservative and more near retirement age, and again more concerned about preserving wealth, may go upwards of 20 percent. But that’s not our advice, that’s the financial advisors.
MS. CLAMAN: Okay, that’s, you’re just, okay, because that was, that came from your company. Okay, so again, let’s go back to, you know, we’re looking at, right now, just today, this week, a stronger dollar. That is going to have a negative effect on gold prices. Do you watch the movement? Because look, gold shot up $200-$300 overnight last year, it could go down $200-$300 an ounce.
MR. TOUSSAINT: We don’t—
MS. CLAMAN: In the blink of an eye.
MR. TOUSSAINT: —necessarily think so. I think if you look at the, where gold is now, again a lot of it is held outside of the U.S., and the primary market, until recent years, has been jewelry. And those two markets again, India and China, are the two biggest markets and buyers of gold. We see the fundamentals actually strong on both the supply side and the demand side for gold, and we don’t see that stopping any time soon.
MS. CLAMAN: So you’re not worried about a stronger dollar.
MR. TOUSSAINT: Well, that’s a good point.
MS. CLAMAN: Look at the Euro today.
MR. TOUSSAINT: Right, exactly. We see that as a short term tactical trade.
MS. CLAMAN: Okay.
MR. TOUSSAINT: You know, there is a lot of concern about all currencies right now, and as we were talking earlier to a colleague of mine, choosing any currency around the world now is kind of choosing the best of the worst, right?
MS. CLAMAN: Hopefully people will stick with the dollar for now, but you know, that’s another story. Alright, Jason Toussaint from the World Gold Council. Jason, thank you very much.
MR. TOUSSAINT: Thank you.
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